UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 10, 2011
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read with the Group’s Annual Report on Form 20-F for the year ended December 31, 2010 (the Credit Suisse 2010 20-F) and the financial reports for the first and second quarters of 2011 furnished to or filed with the SEC on Form 6-K on May 10, 2011 and August 9, 2011, respectively.

References herein to “CHF” are to Swiss francs.
This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statements on Form F-3 (file nos. 333-158199 and 333-174243).

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2010 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2011 (6M11) compared to the six months ended June 30, 2010 (6M10) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2011. The Group’s financial report for the second quarter of 2011 (Credit Suisse Financial Report 2Q10), which was filed with the SEC on August 9, 2011, includes unaudited financial information for 6M11 and 6M10.

Credit Suisse
For 6M11, we recorded net income attributable to shareholders of CHF 1,907 million, compared to net income attributable to shareholders of CHF 3,648 million in 6M10. Our results for 6M11 reflected a continued low interest rate environment, further strengthening of the Swiss Franc against all major currencies, reduced client activity in 2Q11, driven by European sovereign debt concerns, and risk-averse client asset allocation, also reflecting macroeconomic concerns.

Core Results
Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interests (SEI). The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Credit Suisse results reflect all changes in fair value (inclusive of our credit spread) of Credit Suisse vanilla debt carried at fair value. Our Core Results reflect these changes in Corporate Center and the segments.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Credit Suisse and Core Results

	Core Results		Noncontrolling Interests without SEI		Credit Suisse

in	6M11	6M10	6M11	6M10	6M11	6M10

Statements of operations (CHF million)

Net interest income	3,110	3,105	20	44	3,130	3,149

Commissions and fees	7,148	7,024	(14)	(31)	7,134	6,993

Trading revenues	3,131	7,082	(4)	(2)	3,127	7,080

Other revenues	750	170	907	160	1,657	330

Net revenues	14,139	17,381	909	171	15,048	17,552

Provision for credit losses	6	(30)	0	0	6	(30)

Compensation and benefits	7,118	7,873	7	0	7,125	7,873

General and administrative expenses	3,277	3,709	7	27	3,284	3,736

Commission expenses	1,027	1,089	0	0	1,027	1,089

Total other operating expenses	4,304	4,798	7	27	4,311	4,825

Total operating expenses	11,422	12,671	14	27	11,436	12,698

Income/(loss) from continuing operations before taxes	2,711	4,740	895	144	3,606	4,884

Income tax expense/(benefit)	736	1,026	0	0	736	1,026

Income/(loss) from continuing operations	1,975	3,714	895	144	2,870	3,858

Income/(loss) from discontinuing operations	0	(19)	0	0	0	(19)

Net income/(loss)	1,975	3,695	895	144	2,870	3,839

Net income/(loss) attributable to noncontrolling interests	68	47	895	144	963	191

Net income/(loss) attributable to shareholders	1,907	3,648	–	–	1,907	3,648

of which from continuing operations	1,907	3,667	–	–	1,907	3,667

of which from discontinued operations	0	(19)	–	–	0	(19)

Results summary
In 6M11, we recorded net income attributable to shareholders of CHF 1,907 million, compared to CHF 3,648 million in 6M10. Net revenues were CHF 14,139 million compared to CHF 17,381 million in 6M10. Total operating expenses were CHF 11,422 million, down 10%. Our 6M11 results included fair value losses of CHF 255 million on Credit Suisse vanilla debt and CHF 321 million of fair value losses on stand-alone derivatives related to certain of our funding liabilities.

In Private Banking, net revenues decreased 3% compared to 6M10 to CHF 5,693 million. In an ongoing low interest rate environment, net interest income decreased 7% compared to 6M10, with lower deposit margins on lower average volumes and stable loan margins on slightly higher average volumes. The decline in deposit volumes included the impact from the weakening of the US dollar and the euro against the Swiss franc and lower volumes related to securities lending and borrowing activities. Recurring commissions and fees decreased slightly, driven by the foreign exchange translation impact, mainly of the US dollar and the euro against the Swiss franc, including the impact on average assets under management. These developments were partially offset by slightly higher transaction-based revenues, driven by gains from the sale of real estate of CHF 72 million and higher corporate advisory fees, including revenues from integrated solutions, partly offset by substantially lower brokerage and product issuing fees and lower income from foreign exchange client transactions.

Wealth Management Clients reported net revenues of CHF 4,763 million, 4% below 6M10. The decline was driven by 8% lower net interest income, reflecting lower deposit margins on lower average volumes and stable loan margins on slightly higher average volumes. Recurring commissions and fees declined 4%, mainly from the adverse foreign exchange translation impact, including the impact on average assets under management. These developments were partly offset by slightly higher transaction-based revenues, including the gains from the sale of real estate, mostly offset by substantially lower brokerage and product issuing fees and lower income from foreign exchange client transactions.

In Corporate & Institutional Clients, net revenues increased slightly, with stable net interest income, slightly higher recurring commissions and fees and higher transaction-based revenues. Transaction-based revenues were driven by higher brokerage and product issuing fees, mainly from interest rate derivatives, and corporate advisory fees, including revenues from integrated solutions. Transaction-based revenues included fair value losses on the Clock Finance transaction of CHF 15 million in 6M11 compared to CHF 13 million in 6M10.

In Investment Banking, net revenues decreased to CHF 7,751 million from CHF 9,315 million in 6M10. Results in 6M11 were impacted by the weakening of the US dollar against the Swiss franc. In US dollars, net revenues were stable compared to 6M10. Fixed income sales and trading results were lower than in 6M10, reflecting difficult trading conditions and weaker client activity during 2Q11, triggered by European sovereign debt concerns and deteriorating macroeconomic indicators. Revenues in securitized products, rates, and credit were impacted by difficult market-making conditions and reduced liquidity in 2Q11, resulting in losses on inventory positions related to our client trading business. In addition, we incurred losses in securitized products from sales of inventory and related hedges as we reduced risk in 2Q11. These losses followed a strong performance in 1Q11. In US dollars, equity sales and trading results were stable compared to 6M10, as sustained market share gains across several products offset muted client trading activity. Our underwriting and advisory revenues were solid in 6M11, reflecting market share gains and an increase in industry-wide debt and equity issuance. Results in 6M11 included a loss of CHF 115 million relating to a change in estimate in adopting OIS interest rate yield curves in determining the fair value of certain collateralized derivatives. Net revenues also included fair value losses on Credit Suisse vanilla debt of CHF 100 million compared to net fair value losses of CHF 121 million in 6M10.

In Asset Management, net revenues were CHF 1,220 million, up 8% compared to 6M10. Net revenues included investment-related gains of CHF 316 million, compared to gains of CHF 171 million in 6M10. Net revenues of CHF 904 million before investment-related gains and securities purchased from our money market funds were up 10% compared to 6M10. Fee-based revenues were up 6% compared to 6M10 due to higher performance fees and carried interest, placement fees and equity participations income, partially offset by lower asset management fees. Asset management fees of CHF 640 million were down 11%, primarily reflecting the foreign exchange impact and the spin-off and sale of non-core businesses. Average assets under management were stable. Placement, transaction and other fees were up 28%, reflecting higher private equity placement fees. Performance fees and carried interest were up CHF 75 million, primarily due to higher semi-annual performance fees from Hedging-Griffo and higher carried interest from realized private equity gains. Equity participations income was up 66%, primarily reflecting higher income from our investments in single manager hedge funds and diversified strategies. Other revenues decreased CHF 135 million, primarily reflecting gains in 6M10 from securities purchased from our money market funds.

Corporate Center loss before taxes was CHF 935 million. The loss included CHF 142 million of severance and other compensation expense related to headcount reductions in Investment Banking, as part of a Group-wide cost efficiency initiative, net fair value losses on our long-term vanilla debt (consisting of CHF 148 million losses on own debt and CHF 321 million losses on stand-alone derivatives) and litigation provisions related to the settlement of an auction rate securities matter. The fair value losses on own debt reflected the narrowing of credit spreads, mainly in 1Q11, and the increased fair value of outstanding hybrid debt instruments due to the perceived likelihood of redemption at their first call date . Revenues included a CHF 47 million impairment in an equity method investment. Revenues and compensation and benefits also included reclassifications relating to the Partner Asset Facility (PAF), as PAF gains of CHF 72 million and offsetting compensation expense were included in Investment Banking trading revenues. General and administrative expenses included charitable contributions in lieu of a portion of discretionary performance-related compensation, for certain managing directors, for 2010. In 6M10, Corporate Center pre-tax income of CHF 208 million primarily reflected fair value gains of CHF 1,091 million on Credit Suisse debt in 6M10, partially offset by higher expenses in 6M10 of CHF 447 million due to the UK levy on variable compensation and CHF 216 million of litigation provisions.

Provision for credit losses were net provisions of CHF 6 million in 6M11, with net provisions of CHF 10 million in Private Banking and net releases of CHF 4 million in Investment Banking.
Total operating expenses of CHF 11,422 million were down 10% compared to 6M10, reflecting 10% lower compensation and benefits and 12% lower general and administrative expenses. Operating expenses in 6M11 were favorably impacted by the foreign exchange translation impact compared to 6M10. The decrease in compensation and benefits was mainly due to the favorable foreign exchange translation impact, the UK levy on variable compensation of CHF 447 million in 6M10, lower discretionary performance-related compensation accruals and lower social security taxes on share award deliveries, partially offset by severance and other compensation expense of CHF 142 million in Corporate Center related to headcount reduction in Investment Banking and higher salaries and benefits reflecting increased headcount. The decrease in general and administrative expenses primarily reflected lower provisions and losses and the favorable foreign exchange translation impact. Net litigation provisions in 6M11 were CHF 129 million. 6M10 included CHF 216 million of litigation provisions recorded in Corporate Center.

The effective tax rate was 27.1% in 6M11, which reflected an increase in the valuation allowance against deferred tax assets, mainly in the UK, and an increase in deferred tax asset balances following a re-measurement of deferred tax assets in Switzerland and the US, together with the impact of the geographical mix of results . In 6M10, the effective tax rate was 21.6%, reflecting a CHF 522 million benefit from a legal entity merger, reflecting regulatory concerns about complex holding structures, offset in part by the non-tax deductibility of the UK levy on variable compensation in 2Q10 and the impact of the geographical mix of results .

Condensed consolidated financial statements
Please refer to V –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q11 and 2Q11.
Exhibits
No. Description

12.1 Ratio of earnings to fixed charges
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: August 10, 2011

By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer